SEWARD & KISSEL LLP

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June 23, 2016

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson

Re: **Top Ships Inc.**
Post-Effective Amendment to Form F-1
Filed May 9, 2016
File No. 333-194690

Dear Ms. Nicholson:

Reference is made to the post-effective amendment filed on May 9, 2016, relating to Form F-1 (333-194690) (the "Post-Effective Amendment") by Top Ships Inc. (the "Company") in connection with the registration of the Company's common stock, par value $0.01 per share (the "Common Shares"), preferred stock purchase rights, warrants (the "Warrants"), Common Shares underlying the warrants, underwriters' warrants (the "Underwriters' Warrants") to purchase Common Shares and Common Shares underlying the underwriters' warrants. By letter dated May 25, 2016 (the "Comment Letter"), the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") has provided its comments to the Registration Statement.

This letter sets forth the response of the Company to the Comment Letter. The Company has today filed via EDGAR its Post-Effective Amendment No. 2 (the "Post-Effective Amendment No. 2"), which responds to the Staff's comments contained in the Comment Letter. Post-Effective Amendment No. 2 also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in Post-Effective Amendment No. 2. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text. We will also supplementally provide the Staff with a redline of Post-Effective Amendment No. 2 showing changes made from the Post-Effective Amendment. Page numbers referenced are to Post-Effective Amendment No. 2.

General

1.   **We note that your post-effective amendment relates to the registration statement on Form F-1 (333-**

194690) in which you calculated the fee based on the maximum aggregate offering price using Rule 457(o) of the Securities Act. It appears that in your prospectus supplement filed pursuant to Rule 424(b)(4) of the Securities Act on June 9, 2014 you increased the offering value by increasing the number of shares offered. Please tell us why you believe it was not necessary to file a new registration statement to cover the additional securities offered and to pay a filing fee for the increased value of the offering. Refer to Rule 413(a) of the Securities Act. In addition, please provide your analysis as to why it is appropriate to include 4,693,700 common shares in the post-effective amendment.

The Company paid $4,588.50 in filing fees with the registration statement on Form F-1 (333-194690) (the "Registration Statement") registering $35,625,000 worth of securities under Rule 457(o) and Rule 457(g) of the Securities Act. This was also the amount indicated on the originally filed Registration Statement, Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2 to the Registration Statement. Attached hereto as Exhibit A is the Company's Securities and Exchange Commission Account Activity Statement for the period ending April 30, 2014, which reports the fee paid to the Commission in connection with the Registration Statement.

The Company inadvertently reported on Pre-Effective Amendment No. 3 to the Registration Statement, the final amendment of the Registration Statement filed with the Commission prior to effectiveness, that it paid a filing fee of $4,284 to the Commission, which registered $33,262,469 worth of securities, which was less than the actual amount paid and registered by the Company. Specifically the fee table was divided into three categories which consisted of the following: $20,007,500 worth of Common Shares pursuant to Rule 457(o) of the Securities Act; $12,504,688 worth of Common Shares underlying the Warrants pursuant to Rule 457(g) of the Securities Act; and $750,281 worth of Common Shares underlying the Underwriters' Warrants pursuant to Rule 457(g).

The maximum offering price calculated on the Registration Statement pursuant to Rule 457(o) was based on the last reported sales price of the Common Shares of $3.02 per share as reported on the Nasdaq Global Select Market on June 3, 2014. The actual sales price of the Common Shares represented on the prospectus supplement filed on June 9, 2014, was $2.00 per share for the 10,000,000 Common Shares sold in the offering. This decrease in the sales price per Common Share resulted in a maximum aggregate offering price that was less than the $20,007,500 worth of Common Shares reported as registered on Pre-Effective Amendment No. 3 to the Registration Statement.

The maximum offering prices calculated on the Registration Statement pursuant to Rule 457(g) for the Common Shares underlying the Warrants and Underwriters' Warrants were based on the exercise prices of $2.50 for the Warrants and Underwriters' Warrants. The Warrant Agreement contains provisions that require that the total proceeds from the Warrants remain the same regardless of any adjustments to the exercise price. The Underwriters' Warrants contain provisions that result in corresponding adjustments between the exercise price and the shares issuable upon exercise that result in the same amount of total proceeds received by the Company. The 5,000,000 Common Shares originally underlying the Warrants and the 300,000 Common Shares originally underlying the Underwriters' Warrants at an exercise price of $2.50 per warrant, which was registered pursuant to Rule 457(g) resulted in maximum aggregate exercise prices of $12,500,000 and $750,000, respectively, which amounts were less than the $12,504,688 and $750,281 listed as registered on Pre-Effective Amendment No. 3 to the Registration Statement.

The Company closed an over-allotment issuance of an additional 660,000 Common Shares and 330,000 Warrants which was announced on June 24, 2014 (the "Over-Allotment Option"). The maximum dollar amount inadvertently reported in the table entitled "Calculation of Registration Fee" on Pre-Effective Amendment No. 3 to the Registration Statement was less than the value of the securities sold in the offering. However, as discussed above, the Company paid a registration fee in excess of what was reported on the cover page of Pre-Effective Amendment No. 3 in an amount that included the maximum dollar value of all of the securities sold in the offering, including the Over-Allotment Option. The prospectus at page 133, listed the amount actually paid of $4,589 in the section entitled "Other Expenses of Issuance and Distribution". The Company offered $35,395,364 worth of securities under the Registration Statement pursuant to Rules 457(o) and 457(g) and paid a fee to the Commission for $35,625,000 worth of securities.

Since the Company did not register a share amount pursuant to Rule 457(a) but instead registered maximum aggregate offering prices pursuant to Rule 457(g) and Rule 457(o) and the Company's offering fell within the limits of the maximum aggregate offering prices registered, the Company believes that Rule 413(a) is not applicable and it covered any additional securities offered.

In response to the Staff's comment, the Company has removed reference to the 4,693,700 Common Shares in Post-Effective Amendment No. 2, since, as discussed above, the Company registered a maximum dollar amount of securities for sale pursuant to Rule 457(o) and 457(g) and not a share amount pursuant to Rule 457(a). Instead the Company has listed $13,325,000, which is the total amount of proceeds that can be received by the Company in connection with the exercise of the warrants and consistent with Rule 457(g).

2.   **It appears that preferred stock purchase rights trade with each share of common stock offered in your post-effective amendment to your registration statement on Form F-1 (333-194690). Please revise your post-effective amendment to briefly describe the preferred stock purchase rights or tell us why you believe this is not necessary.**

The preferred stock purchase rights attached to each common share were part of a stockholder rights agreement, which expired in August 2015. As such, preferred stock purchase rights no longer trade with each Common Share and the Company does not believe that a description of the preferred stock purchase rights should be included in the Registration Statement.

Description of Capital Stock, page 11

Share History, page 11

Share Issuances, page 11

3.   **We note that your registration statement on Form F-1 (333-194690) was declared effective on June 6, 2014 and that the post-effective amendment filed on May 9, 2016 was your first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are generally required to update your registration**

statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Refer to Section 10(a)(3) of the Securities Act. Please tell us whether any offers or sales were made after April 30, 2015. In this regard, we note your disclosure on page 11 that "[a]s of the date of this prospectus, an aggregate of 56,180 Warrants have been exercised for a total issuance of 50,000 common shares." If any offers or sales were made after April 30, 2015, please tell us why you believe you were able to offer and sell such securities without updating your registration statement by post-effective amendment.

The original offering of the Warrants closed in June 2014. From the time of their issuance, the Warrants were deeply out of the money and the Registration Statement was not kept current during that period. *See* C&DI 239.05. Due to a corporate transaction, that took place at the end of December 2015 and operation of certain anti-dilution provisions, the Warrants closed in the money for a period of 17 days during the two-month period following the transaction. There were no exercises during that period. After a reverse stock split was completed on February 22, 2016, the Warrants again closed in the money for a period of 10 days. One Warrant holder exercised two equal increments of 28,090 warrants each on February 26, 2016, and March 2, 2016, and received a total of 50,000 common shares.

In early 2016, the Company began considering strategic transactions to assist it in achieving its long-term operational and financial goals. During the course of such consideration, the Company became aware of the significance of the Warrant exercises by the one Warrant holder. The Company immediately instructed the Warrant agent not to permit any additional exercises of Warrants until further notice. After inquiring of the single warrant holder discussed above, the Company determined that the shares received on the exercise of the warrants had been sold. The Company also commenced preparation of the Post-Effective Amendment.

In addition, the Company has adopted a policy for a responsible officer (the "Responsible Officer") to monitor the Company's trading price for its Common Shares as compared to its then current Warrant exercise price. Under the policy, for any period during which the Warrants are in the money, the Company shall not permit any exercises unless the Registration Statement is current. In this connection, the Responsible Officer shall consult with the Company's outside counsel to receive confirmation that the Registration Statement is current. The Warrant agent has been notified that no exercises shall be permitted unless the Warrant agent has received instructions from the Company to permit exercises.

Securities and Exchange Commission
Page 4

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By: /s/ Gary J. Wolfe

Gary J. Wolfe

cc: Evangelos Pistiolis
      Top Ships Inc.

SECURITIES AND EXCHANGE COMMISSION
ACCOUNT ACTIVITY STATEMENT
PERIOD ENDING APRIL 30, 2014

TOP SHIPS INC.
1, VASSILISSIS SOFIAS STR. & MEG.
ALEXANDROU STR.
151 24, MAROUSSI, GREECE

Account Number : *** FISMA & OMB Memorandum M-07-16 ***
Statement Period : 12/01/2013 - 04/30/2014

Beginning of Period		Current Activity		End of Period	
Due SEC	**Available**	**Payment/Applied**	**Filing Fees Incurred**	**Due SEC**	**Available**
$0.00	$6,531.86	$0.00	$4,588.50	$0.00	$1,943.36

Transactional Detail

Transaction Date	Activity Description	Receipt Date	Form Type/ Reference Number	Amount	Balance
03/19/2014	333-194690	03/19/2014	F-1	$4,588.50	$1,943.36

Attention Account Holder: The SEC will return to you any outstanding balance in your account if there has been no account activity for 180

days. See Rule 3a [17 CFR 202.3a].

For inquiries concerning this statement and instructions
regarding refunds, go to
http://www.sec.gov/info/edgar.shtml,
or fax your request to:
OFM / Branch of Fee Account Services
6432 General Green Way (Mail Stop 0-3)
Alexandria, VA 22312
Fax number 703-914-2754

Remit Check Payment to:

Securities and Exchange
Commission
P.O. Box 979081
ST. LOUIS, MO 63197-9000

Remit Wire Payment to:

U.S. Bank

*** FISMA & OMB Memorandum M-07-16 ***

CIK: 0001296484